Exhibit 99.2
ChinaEdu Corporation
(the “Company”)

P R O X Y

I/We* ______________________________________________________________________________________________________

of** ______________________________________________________________________________________________________

the holder of*** _______ shares in the Company

hereby appoint the Chairman of the Meeting****

or failing them, _______________________ of _______________________

as [my/our] proxy to vote on [my/our] behalf at the annual general meeting of the Company (, and at any adjournment thereof) to be held on Thursday, September 1, 2010, at 10:00 a.m. Beijing time, at 4th Floor-A, GeHua Building, No.1 QinglongHutong, Dongcheng District Beijing, People’s Republic of China 100007 to vote in respect of the resolutions as set out below and otherwise as my proxy sees fit:

		Please mark you votes as indicated in this example		☒

1.	To elect three directors to serve in accordance with the Articles of Association of the Company;	For	Against	Abstain
	1.1 To re-elect Zonglian Gu as a director of the Company	☐	☐	☐
	1.2 To re-elect Tianwen Liu as a director of the Company	☐	☐	☐
2.	To approve the annual report, directors’ report and auditor’s report for the period ended December 31, 2009;	☐	☐	☐
3.
To appoint Deloitte Touche Tohmatsu CPA Ltd. as the Company’s independent registered public accounting firm for the fiscal year ending December 31, 2010; and to authorize the Directors to fix their remuneration.;
		☐	☐	☐

4．
To approve certain amendment to the Articles of Association of the Company, which will provide that  at each annual general meeting one-fourth of the Directors (excluding the Chairman of the Board and/or the managing director) shall retire from office by rotation, and during any period from the date of an annual general meeting (including such date) to the date of the next annual general meeting (excluding such date), the total number of Directors who retire by rotation or are removed from office pursuant to Article 86(5) shall not be greater than one-third of the number of Directors; and
		☐	☐	☐

5.	In their discretion, the proxies are authorized to transact such other business as may properly come before the Annual General Meeting or any adjournment or postponement of the meeting.	☐	☐	☐

Dated:

Signed by or on behalf of the above named

________________________

NOTES

*	Please insert name

**	Please insert address

***	Please insert the number of shares of the Company registered in your name

****
If you do not wish the Chairman of the Meeting to be your proxy, please strike out this entry and complete the details of the person (name, address) you wish to appoint as your proxy in the immediately following line